FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 1 June 2022
Exhibit No. 2	Goldman Sachs European Financials Conference dated 9 June 2022
Exhibit No. 3	Data Strategy Round Table dated 14 June 2022
Exhibit No. 4	Director/PDMR Shareholding dated 21 June 2022
Exhibit No. 5	Total Voting Rights dated 30 June 2022

Exhibit No. 1

1 June 2022

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMR set out below has sold ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on the date and at the price indicated:-

PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Andrew McLaughlin	CEO, RBS International	150,000	£2.2718	31 May 2022

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

NatWest Group plc - Goldman Sachs Annual European Financials Conference

Alison Rose, NatWest Group CEO, will participate in a fireside chat at the Goldman Sachs Annual European Financials Conference on Thursday 9th June 2022 at 7:45am BST (8:45am CEST).  A live and on-demand webcast and post-event transcript will be available on our website www.natwestgroup.com/ir

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc - Data Strategy Round Table

NatWest Group will be hosting a round table event on our data strategy on Tuesday 14th June at 3.30pm. A live zoom presentation and slides will be available on our website: www.natwestgroup.com/presentations

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

21 June 2022

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that it has been notified of the PDMRs set out below purchasing ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on the date and at the price indicated:

Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased	Date Shares purchased
Howard Davies	Non-executive Director, NatWest Group plc	10,000	£2.216	20.06.2022
Lena Wilson	Non-executive Director, NatWest Group plc	10,000	£2.198	20.06.2022

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 5

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 30 June  2022.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 June 2022
Ordinary Shares of £1	10,450,505,499	4	41,802,021,996
Ordinary Shares of £1 held in treasury	132,725,164	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	10,583,713,803		41,803,954,556

Shareholders may use the above figure (41,803,954,556) for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 June 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary